UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Entry into Equity Commitment Letter and Update on Restructuring Proceedings

On October 19, 2026, REE Automotive Ltd. (the “Company”) entered into an equity commitment letter (the “Commitment Letter”) with Kukac LLC (“Kukac”) and Elljay Limited (“Elljay,” and together with Kukac, the “Investors”), in connection with the Company’s proposed debt restructuring under the Israeli Insolvency and Economic Rehabilitation Law, 5778-2018 (the “Restructuring”).

Pursuant to the Commitment Letter, the Investors have agreed, subject to certain conditions, to make an equity investment of an aggregate of $4 million in the Company, consisting of separate commitments of $2 million from each Investor, in order to provide working capital to support the Company’s continued operations. The Investor investment will not be available for distributions to creditors or payment of the costs of the insolvency proceedings.

Under the proposed Restructuring, up to $3 million of the Company’s available cash and anticipated future revenues would be allocated to a fund for distributions to eligible creditors and for the payment of the costs of the proceedings, in accordance with the proposed creditors’ arrangement and subject to actual receipt of the relevant funds. Eligible creditors would also be entitled to contingent consideration of up to an aggregate of $3 million upon the occurrence of a qualifying exit transaction (which may include a sale of the Company or of substantially all of its assets) on or before September 30, 2029, subject to the thresholds and other terms set forth in the proposed arrangement. The proposed Restructuring also contemplates the conversion of certain outstanding indebtedness into equity, the cancellation of all existing shares and other equity rights without consideration to existing holders, and the issuance of new shares in accordance with the proposed capital structure.

Following and assuming the successful completion of the Restructuring, and prior to the implementation of a new employee equity incentive plan, the Investors would collectively hold 60% of the Company’s equity, Daniel Barel, the Company’s Chief Executive Officer and a director, would hold 19%, Ahishay Sardes, the Company’s  Chief Technology Officer and a director, would hold 10%, and eligible holders of convertible promissory notes would hold an aggregate of 11%, in each case subject to the terms of the Commitment Letter and the proposed arrangement. The Commitment Letter provides for the adoption of a new employee equity incentive plan following closing. The proposed Restructuring further contemplates that the Company will operate as a private company following completion.

The Investors’ funding obligations are subject to customary and transaction-specific conditions, including approval of the Restructuring by the competent Israeli court, applicable regulatory approvals, and execution of definitive transaction documentation. The Commitment Letter provides for a closing deadline of November 15, 2026, subject to its terms.

Court Proceedings

On October 19, 2026, the Company filed a motion with the Tel Aviv-Jaffa District Court (the “Court”), in Case No. 6493-07-26, seeking authorization to convene meetings of its creditors to consider and vote upon the proposed creditors’ arrangement, together with related procedural relief. On October 20, 2026, the Court granted authorization to convene the requested creditors’ meetings. The meetings are scheduled for October 25, 2026.

The Court further directed that any objections and the position of the Israeli Commissioner of Insolvency Proceedings be submitted by October 27, 2026. If objections are filed, a hearing will be held on October 28, 2026, at 11:30 a.m. Israel time. The Court also noted that, under applicable Israeli law, a stay of proceedings may not exceed 120 days and that there was no basis to extend the stay beyond that statutory period. The existing stay of proceedings is scheduled to expire on October 30, 2026.

The proposed Restructuring remains subject to creditor approval, Court approval, satisfaction or waiver of applicable conditions precedent, and completion of the contemplated transactions. There can be no assurance that the proposed Restructuring will be approved or consummated, that the investment will be funded, or that the anticipated distributions or contingent payments to creditors will materialize.

The foregoing summaries of the Commitment Letter, the Company’s motion and the Court’s decision do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 99.1, 99.2 and 99.3, respectively, hereto and incorporated by reference herein.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “preliminary,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this Form 6-K are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. In light of these risks and uncertainties, investors should further keep in mind that any filing, event or development discussed in any forward-looking statement made in this communication may not occur. Such forward-looking statements include statements regarding the proposed Restructuring, the anticipated investment, the timing and outcome of the creditors’ meetings and Court proceedings, the Company’s ability to continue operating as a going concern, anticipated collections and distributions to creditors, the proposed capital reorganization, and the satisfaction of conditions to closing. These statements involve risks and uncertainties, including the risk that the proposed Restructuring will not receive the required approvals or be completed within the applicable timeframes, that the Investors will not fund their commitments, that anticipated collections will not be realized, or that the Company will be unable to continue its operations. Actual results may differ materially from those expressed or implied by such statements. All forward-looking statements are based on information available to the Company as of the date of this Form 6-K. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346, 333-287381, 333-293676) and its registration statement on Form F-3 (File No. 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Equity Commitment Letter, dated October 19, 2026.
99.2	English translation of the Company’s motion to convene creditors’ meetings, filed October 19, 2026.
99.3	English translation of the Court’s decision, dated October 20, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

Date: October 23, 2026	By:	/s/ Avital Futterman
	Name:	Avital Futterman
	Title:	General Counsel

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